SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2 (b)
                               (AMENDMENT NO.2) 1


                         Roberts Realty Investors, Inc.
                  -------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    769900101
                          ----------------------------
                                 (CUSIP Number)

                                December 31, 2000
                   ------------------------------------------
                  (Date of Event Which Requires This Statement)



   (1)
         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Page 2

CUSIP NO.  769900101                       13G          PAGE   2  OF  6  PAGES
          -------------                                       ---    ---

----------- --------------------------------------------------------------------
   1.       NAMES OF REPORTING PERSONS                         Wray Partnership

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
----------- --------------------------------------------------------------------

   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                    (b)  |_|
----------- --------------------------------------------------------------------

   3.       SEC USE ONLY
----------- --------------------------------------------------------------------

   4.       CITIZENSHIP OR PLACE OF ORGANIZATION                        Georgia
---------------------------- ----- ---------------------------------------------
                             5.    SOLE VOTING POWER              323,933 (1)
       NUMBER OF
        SHARES
      BENEFICIALLY           ----- ---------------------------------------------
       OWNED BY              6.    SHARED VOTING POWER                     0

         EACH
       REPORTING             ----- ---------------------------------------------
       PERSON WITH
                             7.    SOLE DISPOSITIVE POWER          323,933 (1)

                             ----- ---------------------------------------------

                             8.    SHARED DISPOSITIVE POWER               0

----------- --------------------------------------------------------------------

  9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   323,933 (1)

----------- --------------------------------------------------------------------

 10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                       |_|

----------- --------------------------------------------------------------------
 11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                              6.5% (1)

----------- --------------------------------------------------------------------

 12.        TYPE OF REPORTING PERSON*

                              PN

----------- --------------------------------------------------------------------

(1)   See, however, REIT ownership limit description in Item 4(a).

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Page 3


Item 1(a)         Name of Issuer:

                  Roberts Realty Investors, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(a)         Name of Person Filing:

                  Wray Partnership

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  6235 Weatherly Drive, N.W.
                  Atlanta, GA 30328

Item 2(c)         Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  769900101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.
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Page 4


Item 4.  Ownership.

                  (a)      Amount Beneficially Owned:

                  The Wray Parnership beneficially owns 323,933 shares, including 214,065 shares of Common Stock and 109,868 units of limited partnership interest in Roberts Properties Residential, L.P. ("Units") that may be exchanged for an equal number of shares of Common Stock.

                  Redemption of Units is subject to certain conditions. Among other restrictions, ownership of shares of Common Stock is limited under the issuer's articles of incorporation to 6.0% of outstanding shares (other than by Mr. Charles S. Roberts, the issuer's Chairman and Chief Executive Officer, who is limited to 25.0%). Accordingly, Units may not be redeemed if upon their redemption the reporting person thereof would at such time hold in excess of 6.0% of the then outstanding shares. Such limit may prevent the reporting person or entity from redeeming Units unless and until other Unitholders redeem a sufficient number of Units to cause the number of outstanding shares of Common Stock to be increased to a level sufficient to permit such redemption. Accordingly, the amounts of shares and percentages reported in this Schedule 13G are subject to the foregoing limitation.

                  (b)      Percent of Class:

                                    6.5%

                  (c)      Number of shares as to which such person has:

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Page 5

                           (i)      sole power to vote or to direct
                                    the vote                             323,933

                           (ii)     shared power to vote or to direct
                                    the vote                                   0

                           (iii)    sole power to dispose or to direct
                                    the disposition of                   323,933


                           (iv)     shared power to dispose or to direct
                                    the disposition of                         0

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.


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Page 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 14, 2001
                                           -------------------------------------
                                           (Date)

                                           /s/ George W. Wray, Jr.
                                           -------------------------------------
                                           (Signature)

                                           George W. Wray, Jr., General Partner
                                           ------------------------------------
                                           (Name/Title)